IBX GROUP, INC.
                             350 JIM MORAN BOULEVARD
                            DEERFIELD BEACH, FL 33442
                                 (954) 312-1660

April 28, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      IBX GROUP, INC.
                  WITHDRAWAL OF FORM RW (ACCESSION NO. 0001161697-05-000405) FILED ON APRIL 27, 2005

Ladies and Gentlemen:

         IBX Group, Inc. ("IBX") hereby notifies the United States Securities and Exchange Commission (the "COMMISSION") that IBX is withdrawing its request for an order granting the withdrawal of its Registration Statement on Form SB-2 (File No. 333-114180), which IBX filed with the Commission on April 27, 2005 via Form RW (Accession No. 0001161697-05-000405).

         Such Form RW referenced an incorrect registration statement number. A corrected Form RW is being filed with the Commission today.

         If you have any questions or comments regarding the foregoing please contact Clayton E. Parker, Esq., legal counsel to the Registrant, at 305-539-3300. Thank you for your assistance.


                                        By: /s/ Evan R. Brovenick
                                            -----------------------------
                                            Evan R. Brovenick, President,
                                            Chief Executive Officer, and
                                            Chairman of the Board



cc:      Geoffrey Ossias (via facsimile)
         United States Securities and Exchange Commission